UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
under the Securities Exchange Act of 1934
For the Month of September 2021
Commission File Number:
001-38303

WPP PLC
(Translation of registrant’s name into English)

Sea Containers, 18 Upper Ground, London, United Kingdom, SE1 9GL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or
Form 40-F:
Form
20-F  ☒                        Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Note: Regulation
S-T
Rule 101(b)(1) only permits the submission in paper of a
Form 6-K
if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐
Note: Regulation
S-T
Rule 101(b)(7) only permits the submission in paper of a
Form 6-K
if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a
Form 6-K
submission or other Commission filing on EDGAR.

Explanatory Note
WPP plc (“the Company”) and certain of its subsidiaries, including WPP Finance 2010, WPP 2005 Limited and WPP Jubilee Limited, may from time to time file registration statements for the registration of securities that may from time to time be offered by WPP Finance 2010 or other subsidiaries of the Company with guarantees of WPP plc, WPP 2005 Limited and WPP Jubilee Limited and, to the extent so indicated in an applicable prospectus supplement or otherwise established following the offer and sale of a series of debt securities, guarantees of other entities. The Company is furnishing this report on Form
6-K
for the purpose of presenting its results for the six months ended 30 June 2021 in a format that can be incorporated by reference into any such registration statement.
Forward-Looking Statements
In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the
COVID-19
pandemic and ongoing challenges and uncertainties posed by the
COVID-19
pandemic for businesses and governments around the world, including social distancing efforts and restrictions on businesses, social activities and travel, any failure to realise anticipated benefits from the rollout of
COVID-19
vaccination campaigns and the resulting impact on economies, our clients and demand for our services, which may precipitate or exacerbate other risks and uncertainties; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to fully realise the anticipated benefits of restructuring actions and other cost-saving initiatives; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; risks associated with assumptions we make in connection with our critical accounting estimates, including changes in assumptions associated with any effects of a weakened economy; natural disasters or acts of terrorism; the Company’s ability to attract new clients and retain existing clients; the UK’s exit from the EU; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors”, in the Company’s Form
20-F
for the year ended 31 December 2020, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

1	Operating and Financial Review for the half-year period ended 30 June 2021

2	Unaudited Condensed Consolidated Interim Financial Statements of WPP plc:

	(i)	Unaudited condensed consolidated interim income statement for the six months ended 30 June 2021 and 2020

	(ii)	Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2021 and 2020

	(iii)	Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2021 and 2020

	(iv)	Unaudited condensed consolidated interim balance sheet as at 30 June 2021 and 31 December 2020

	(v)	Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2021 and 2020

	(vi)	Notes to the unaudited condensed consolidated interim financial statements

101	XBRL Instance Document and Related Item—The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 1 5 September 2021	By:	/s/ Balbir Kelly-Bisla
Balbir Kelly-Bisla
Company Secretary